KIWIBOX.COM, INC.

330 West 38TH Street

Suite 1602

New York, New York 10018

July 5, 2012

FILED AS EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Kathleen Collins, Accounting Branch Chief

Re:	Staff Comment Letter, dated June 11, 2012
Form 8-K Filed on May 24, 2012
File No. 000-32485

Dear Chief Collins:

On behalf of Kiwibox.Com, Inc. (the “Company”), set forth below are certain responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 11, 2012 (the “Comment Letter”), relating to the Form 8-K filed by the Company on May 24, 2012 (the “Form 8-K”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below.

Form 8-K Filed May 24, 2012

1.	Please amend to file these disclosures under Item 4.02 of Form 8-K, Non- reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review.

We have filed an amendment to the Form 8-K (the “Amendment”) today via EDGAR to include the disclosures under Item 4.02.

2	In your amended filing, please include the following disclosures as required by Item 4.02(a) of Form 8-K:

- The specific date you concluded the financial statements should not be relied upon;

Kathleen Collins, Accounting Branch Chief

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July 5, 2012

- The financial statement years and periods that should not be relied upon; and
- A statement of whether the audit committee (or its alternative) discussed the matter with the company’s independent accountant.

Please be advised that the Amendment filed today included the specific date management concluded that the financial statements should not be relied upon, the identification of the financial statement year and period that should not be relied upon and a statement that the members of the Board of Directors of the Company discussed this matter with Rosenberg Rich Baker Berman & Company, the Company’s independent accountant.

3.	Tell us and clarify your disclosures in your amended filing to further explain the facts and circumstances surrounding each error. With regards to the first error, explain when the error was identified, when the contract had been cancelled and when the adjustment should have been recorded. Also explain why a cancelled contract with a customer and “de-recognition” of the related accounts receivable would result in an adjustment to accumulated other comprehensive income, specifically foreign currency translation loss. In this regard, tell us the offsetting credit entry when you initially recorded the accounts receivable and tell us why de-recognition of the receivable was not offset against such account. With regards to the second error, explain what the original liability was eliminated against and why the correction of this error also impacts foreign currency translation loss in accumulated other comprehensive income.

Please be advised that with respect to the first error, Company management identified such error on May 14, 2012, when comparing the opening balances for the quarter ended March 31, 2012 with the ending balances for the fiscal year ended December 31, 2011 of our German subsidiary, KWICK! Community GmbH & Co, KG (“KWICK!” or our “German Subsidiary”).Please be further advised that the subject contract was cancelled during the second quarter of 2011 and effective at June 30, 2011. With respect to the adjustments and notwithstanding the cancellation of the subject contract, the bookkeeper for our German Subsidiary erroneously continued to prepare and post invoices in the 3rd and 4th quarter of 2011, as if the contract had not been cancelled. These items had been previously discussed with management of our German Subsidiary, being further clarified with a board resolution dated March 23, 2012. Accordingly, these billings should have been adjusted (reversed) in the 3rd and 4th quarters in which they had been erroneously recorded.

Kathleen Collins, Accounting Branch Chief

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July 5, 2012

With respect to the adjustment to accumulated other comprehensive income, please be advised that the fees underlying the subject contract were equivalent to approximately 84,000 Euros per quarter. As stated above, the contract fees for the 3rd and 4th quarters of 2011 had been erroneously billed and recorded in the accounts and records of our German Subsidiary. Upon the effective date of our acquisition of this German Subsidiary, September 30, 2011, the cancelled contract fees were to be written off with two separate entries for 84,000 Euros each. The entry as of September 30, 2011 was taken into account in the calculation of the acquisition accounting as a top-side entry, but had not actually been recorded in the German Subsidiary’s accounts and records as of December 31, 2011 (See attached Journal Entry). The second entry had been properly recorded at December 31, 2011. While the offsetting credit entry for the initial recognition of the account receivable for the 3rd quarter was net sales, the underlying net sales were part of the German Subsidiary’s net assets acquired by the Company. Under local German tax laws, any net profits of any German “GmbH” entity, such as our German Subsidiary, are automatically allocated to the respective “partners” of the GmbH (The German KG.)by recording a distribution of profits and crediting a liability to the partners. The net effect of the omission of the entry was that accounts receivable was overstated and this liability to partners was overstated (because the September 30th balance for each of these accounts was overstated). Due to exchange rate fluctuations, there was a difference between the translated US dollar amounts recognized for the net income of the subsidiary and the ending translated balance in the liability to partners account prior to elimination. This difference was treated solely as a foreign currency translation loss during consolidation, but since the eliminated ending liability to partners should have been higher prior to elimination, this translation loss was understated.

Simply stated, the consolidated net assets at 9/30/11 (and consequently, 12/31/11) were overstated due to a recorded asset that did not exist (Cambridge A/R) and because there was an expected variance between the distributable profits of the subsidiary and the liability to partners, during elimination, the variance related to the A/R was booked as an exchange rate difference to Accumulated Other Comprehensive Loss.

Please be advised that our above explanation includes the answer as to why we did not offset de-recognition of the receivable against the subject account.

With regards to the second error, explain what the original liability was eliminated against and why the correction of this error also impacts foreign currency translation loss?

Please be advised that the second error resulted from a misclassification of a loan from one of the partners of the German Subsidiary. The loan was included in the liability to partners account described above rather than as a loan due to the specific partner. Since there was an expected translation difference in the ending liability to partners as noted above, the overstated balance in liability to partners due to the loan balance was not identified and was incorrectly eliminated upon consolidation. The loan, which was subsequently repaid in the first quarter of 2012, had been improperly classified. As a result, the consolidated net assets were overstated due to this unrecorded liability that did exist (Loan payable to Jens Kammerer, related party), and, similar to the first error, because there was an expected exchange rate variance between the distributable profits of the subsidiary and the liability to partners, during elimination, the variance related to the loan balance was booked as an exchange rate difference to Accumulated Other Comprehensive Loss.

Kathleen Collins, Accounting Branch Chief

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July 5, 2012

 Please be further advised that, as set forth above, we have included in our disclosures contained in the Amendment these further explanations of the facts and circumstances surrounding the two errors identified.

Please be advised that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Kiwibox.Com, Inc.

By:	/s/ Craig Cody
Craig Cody
Chief Financial Officer

Kwick! Journal Entries made with regard to Cancelled Contract			Amounts in Euros

4Q	Net Sales Advertising	84,000.00
	A/R December 2011		84,000.00
	12/30 Write off A/R

4Q	Distributions to liabilities to Partners	84,000.00
	liabilities to partners		84,000.00

Book entry that should have been made
3Q	Net Sales Advertising	84,000.00
	A/R December 2011		84,000.00
	9/30 Write off A/R

3Q	Distributions to liabilities to Partners		84,000.00
	Liabilities to partnert	84,000.00

Because these 2 highlighted entries were not made and were subsequently rolled up into pre acquisition equity.
The entry then to correct this would have been:
4Q
	Liabilities to Partners	84,000.00
	A/R		84,000.00